SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March 2004

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

March 31, 2004	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig Notice for Annual General Meeting

To Shareholders in Smedvig asa

Notice for the Annual General Meeting

Annual General Meeting in Smedvig asa is hereby summoned for April 27, 2004, 05:00 p.m. at the Clarion Hotel Stavanger, Ny Olavskleiv 8, 4008 Stavanger, Norway.

Items on the agenda:

1.	Election of person to countersign the Minutes together with the Chairman

2.	Approval of the notice to and the agenda of the Annual General Meeting

3.	Approval of the accounts for the Smedvig Group and Smedvig asa

Approval of the consolidated income statement and the balance sheet of the Smedvig Group for 2003 as well as approval of the annual accounts and annual report of Smedvig asa for 2003 including covering of the year’s net loss and distribution of dividend.

The Board proposes a dividend of NOK 1.25 per share.

4.	Determination of remuneration to the Board of Directors for 2003

5.	Approval of auditor’s fee for 2003

6.	Election of three members of the Board of Directors

Three out of five members of the Board of Directors are up for election i.e. Raymond De Smedt, J. Larry Nichols and Andrew C. Salvesen. The Board’s suggestion to the General Meeting is to re-elect all three Directors.

7.	Authorization to the Board of Directors to continue incentive programs for employees

The Board of Directors has over the last years set up annual incentive programs for the executive management and key employees in the Smedvig Group. The incentive programs have been based on options to purchase Class B shares in the Company. The Board of Directors intends to continue with incentive programs for key employees and therefore proposes that the Board of Directors shall be authorized to issue additional Class B shares to cover options related to existing and future incentive programs. The Board will later decide who shall be granted such options, the distribution of the options and the terms thereof. The Company’s obligations under the option agreements can be fulfilled by issuance of new Class B shares or by transfer of its own Class B shares.

The Board of Directors requests that the General Meeting adopts the following resolution:

i)	Pursuant to the Public Limited Companies Act § 10-14, the Board of Directors is authorized to increase the company’s share capital with up to NOK 10,000,000 by issuance of up to 1,000,000 new shares each of par value NOK 10 by one or more increases in the share capital at a subscription price stipulated by the Board of Directors.

ii)	The authorization is valid until June 30, 2005.

iii)	The employees of the company or companies within the same group may subscribe for the shares. The existing shareholders’ preferential rights to the new shares pursuant to the Public Limited Companies Act § 10-4 may be set aside.

iv)	The authorization comprises issuance of Class B shares only.

v)	The authorization shall not include an increase of share capital against non-cash contributions or by way of merger pursuant to the Public Limited Companies Act § 13-5.

vi)	The authorization may also be used in an acquisition or bidding situation, ref. the Norwegian Stock Exchange Act § 5- 15 and the Norwegian Securities Trading Act § 4-17.

8.	Authorization to the Board of Directors to repurchase own shares

The Board of Directors requests the General Meeting to renew the authorization given the Board of Directors to repurchase shares in Smedvig asa. The Board of Directors is of the opinion that repurchase of shares could be of great importance to the Company with, among other things, the intention of securing the financial flexibility and obtaining effective control of the Company’s capital structure and to fulfil the Company’s obligations under the option based employee incentive programs.

The Board of Directors requests that the General Meeting adopt the following resolution:

i)	Pursuant to the Public Limited Companies Act § 9-4, the Board of Directors is authorized to repurchase shares of aggregated par value up to NOK 82, 280, 000, by repurchasing up to 8,228,000 shares at par value NOK 10, equaling close to 10 % of the existing share capital, by one or more repurchases. The Board decides whether it will repurchase Class A shares and/or Class B shares.

ii)	The maximum amount to be paid per Class A share is NOK 150 and the minimum amount to be paid is NOK 1. The maximum amount to be paid per Class B share is NOK 150 and the minimum amount to be paid is NOK 1.

iii)	Repurchase and disposal of shares shall be carried out in a way that the Board of Directors finds appropriate, yet not by subscribing for new shares. The authorization may also be used after the Company has been informed that a mandatory offer will be made in accordance with the Norwegian Securities Trading Act § 4-1, ref the Securities Trading Act § 4-17.

iv)	The authorization is valid until June 30, 2005.

v)	If own shares are disposed of, the authority comprises repurchase of shares as a replacement for the shares disposed of, provided that the total nominal value of shares repurchased does not exceed 10% of the share capital.

vi)	This authorization replaces the authorization to repurchase own shares given on April 29, 2003.

9.	Authorization to cancel holding of Class A shares

In 2003, the Company repurchased 700,000 Class A shares and 300,000 Class B shares at average price of NOK 30.75 and NOK 26.40, respectively. The repurchase of Class B shares was executed in connection with the Company’s obligation under the employee incentive programs. With respect to the holding of own Class A shares, the Board’s recommendation to the General meeting is to cancel the Company’s holding of 700,000 Class A shares.

The Board requests that the General meeting adopts the following resolution:

i)	The share capital is reduced by NOK 7,000,000 from NOK 829,840,040 to NOK 822,840,040 by redemption of 700,000 Class A shares owned by the company each with par value NOK 10. The amount of reduction shall be used as redemption of the Company’s own Class A shares.

ii)	In accordance with the above, the Articles of Association’s § 4, first paragraph, is amended to read:

“The Company’s share capital is NOK 822,840.040 divided into 54,314,004 Class A shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 543,140,040 and 27,970,000 Class B shares, each with a nominal value of NOK 10 for an aggregate amount of NOK 279,700,000, all fully paid.”

The amendment in the Articles of Association is effective from the date the reduction of the share capital enters into force.

The Chairman of the Board will open and chair the Annual General Meeting pursuant to the Articles of Association of the Company. All shareholders intending to participate in the Annual General Meeting either personally or by proxy must notify the Company at the latest on April 23, 2004 using the attached entry form. This is a condition for being able to participate and vote in the Annual General Meeting.

The Company’s address: Finnestadveien 28, P.O.Box 110, 4001 Stavanger, Norway. Telefax: (+47) 51 50 96 88.

Stavanger, March 24, 2004

The Board of Directors of Smedvig asa

Entry form for Annual General Meeting in Smedvig asa on April 27, 2004

	No. of Class A shares	No. of Class B shares
The undersigned owner of will be present at the Company’s annual general meeting.

I am also authorized to vote for the following other shareholders:

	No. of Class A shares	No. of Class B shares
Name:

Name:

Name:

	No. of Class A shares	No. of Class B shares
POWER OF ATTORNEY
The undersigned owner of in Smedvig asa hereby gives:

*
(Name)	(Postal address)

Power of attorney to vote on my behalf at the Annual General Meeting April 27, 2004.

*	Power of attorney may also be given to the Chairman of the Board, Mr. Peter T. Smedvig

Date	Signature	Signature to be repeated in block letters

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

West Venture resumes operations for Norsk Hydro

On March 13, West Venture resumed operations for Norsk Hydro on the Troll field, following a short yard-stay. The halt in operations occurred when a supply vessel lost control and ran into the rig on March 7.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

West Venture hit by a supply vessel

No persons were injured when the supply vessel Far Symphony ran into West Venture three a.m. on Sunday March 7, 2004. The supply vessel caused two holes in one of the columns of the rig above the water line as well as minor damages to the column further down.

The incident occurred when the supply vessel lost control when heading towards the rig. No oil spill or leakage from the rig has been registered as a consequence of the collision.

West Venture will arrive at the CCB base outside Bergen today at own propulsion where Smedvig, the Maritime Directory and DNV will appraise the damages.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig - SALE OF OWN SHARES

Smedvig asa has today sold 40,000 Class B shares at a strike price of NOK 34.9 per share. The sale was made in connection with the Company’s employee stock option plan. The Company’s holding of treasury stocks after the transaction is 700,000 Class A shares and 981,000 Class B shares.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

4

NEWS RELEASE

Smedvig - INSIDER TRADING

Primary insider Stein Diesen has today excerciesed options to buy 30,000 B shares in Smedvig asa at strike price of NOK 34.9 per share. At the same time Mr. Diesen sold 25,000 Class B shares for NOK 55.01 per share on average. Mr Diesen’s holdings after the sale are 0 Class A shares, 5,000 Class B shares and warrants for 45,000 Class B shares.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

5

NEWS RELEASE

Smedvig

Primary insider Alf R. Lovdal has today excerciesed options to buy 30,000 Class B shares in Smedvig asa at strike price of NOK 34.9 per share. At the same time Mr. Lovdal sold 30,000 Class B shares for NOK 56.03 per share on average. Mr Lovdal's holdings after the sale are 0 Class A shares, 1,000 Class B shares and warrants for 55,000 Class B shares.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

6

NEWS RELEASE

Smedvig secures new contract for West Navigator on Ormen Lange

STAVANGER, Norway, March 18, 2004 – Smedvig has been awarded a letter of intent by A/S Norske Shell for the assignment of the deepwater drillship West Navigator on the Ormen Lange field in the Norwegian Sea.

The assignment includes drilling of eight deepwater wells in approximately 900 meters of water, with options for four additional wells. The contract value for the firm part of the contract is estimated to US$ 167 million (NOK 1.17 billion). The commencement is planned in the second half of 2005. The drilling period for the firm part of the contract is estimated to 740 days, while the option period could have a duration up to one year.

The assignment is subject to final government approval of the Ormen Lange project.

Kjell E Jacobsen, CEO in Smedvig asa says: “The contract with Shell secures long-term employment for West Navigator and confirms Smedvig’s position within harsh environment deepwater drilling. This contract is an important step in the long-term development of Smedvig.”

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no